EXHIBIT 4.11

James P. Abraham
4 Jordans Wood Circle
San Antonio, Texas  78248

Dear Jim:

          I understand that you have decided to resign from your position with IsoTis Orthobiologics, Inc. (“IsoTis” or the “Company”) effective December 31, 2005 (the “Resignation Date”) and we accept your resignation.  As we discussed, you will remain in your current position on a full-time basis through October 31, 2005, and will be available on a half-time basis (ten business days in November, eight business days in December) for the remainder of calendar year 2005.  Through the Resignation Date, you will continue to report to me; be available for work in Irvine or at such other locations as requested by me; and continue to devote your full business time and efforts to IsoTis.

          Through October 31, 2005, your salary will continue at the rate in effect as of September 1, 2005.  For the months of November and December, your salary will be fifty percent (50%) of the current rate.

          Your 2005 sales target for your bonus program will remain in effect (copy attached).  However, because you will have only worked the equivalent of eleven of the twelve months, your bonus amount will be eleven/twelfths of the amount that would have been payable had you remained employed on a full-time basis through year end.

          You will continue to vest in any unvested stock options through December 31, 2005.  In accordance with the terms of the Option Plans and Agreements, you will have ninety (90) days after December 31 in which to exercise any vested options.

          Your resignation will be announced as your decision to pursue a “once in a lifetime” general management opportunity.  We have agreed that your resignation will remain confidential until disclosed in accordance with the following agreed upon schedule.  The IsoTis Board was advised of your resignation yesterday.  The IsoTis Management Team will be advised this week.  The IsoTis sales management team will be advised on September 26th in Philadelphia during the NASS conference.  The Company’s distributors will be advised on October 15th, in Las Vegas at the IsoTis International Sales Meeting.

          I appreciate your willingness to remain with us through year end and to help us with the transition and recruitment of your successor.  This agreement remains, of course, subject to approval by the Board of Directors of the Company, which will be promptly sought after receipt of your signature.  This agreement represents our entire agreement with respect to the subject matter hereof.  Please countersign this letter to acknowledge your agreement to its terms in the space set forth below.

Date:  September 15, 2005

By:	/s/ PIETER WOLTERS

Pieter Wolters
Title:	President and Chief Executive Officer

ACCEPTED AND AGREED:

By:	/s/ JAMES ABRAHAM

James Abraham
Title:	Vice President Sales